EXHIBIT 99.18



                               BANRO CORPORATION
                       Suite 7070, 1 First Canadian Place
                              100 King Street West
                            Toronto, Ontario M5X 1E3

                         FORM OF PROXY SOLICITED BY THE
                         MANAGEMENT OF BANRO CORPORATION
                   FOR USE AT THE ANNUAL AND SPECIAL MEETING
                  OF SHAREHOLDERS TO BE HELD ON OCTOBER 3, 2003


     The undersigned shareholder(s) of BANRO CORPORATION (the "Corporation") hereby appoint(s) in respect of all of his or her shares of the Corporation, Donat K. Madilo, Treasurer of the Corporation, or failing him, Geoffrey G. Farr, Secretary of the Corporation, or in lieu of the foregoing __________________________________as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held on the 3rd day of October, 2003, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

     1.   TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) in the election of directors.

     2. TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) on reappointing BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation.

     3. TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) on authorizing the directors of the Corporation to fix the remuneration payable to the auditors of the Corporation.

     4. TO VOTE FOR ( ) AGAINST ( ) the resolution approving, confirming and ratifying an amendment to the Corporation's stock option plan (the "Plan") to increase from 1,000,000 to 1,900,000 the maximum number of common shares of the Corporation that may be issued pursuant to the exercise of stock options granted under the Plan.

     If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

     DATED the___  day of _________________, 2003.




                                        ----------------------------------------
                                        Signature of Shareholder(s)





                                        ----------------------------------------
                                        Print Name

                                        (see notes on the back of this page)

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                NOTES:

               (1) The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed. The proxy ceases to be valid one year from its date.

               (2) The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

               (3) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY
                    COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE
                    CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 2ND DAY OF OCTOBER, 2003.

               (4) IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

               (5) If your address as shown is incorrect, please give your correct address when returning the proxy.